

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 12, 2014

Via E-mail
Micah Eldred
Chief Executive Officer
Endurance Exploration Group, Inc.
15500 Roosevelt Blvd, Suite 301
Clearwater, Florida 33760

> **Re:** **Endurance Exploration Group, Inc.**
> **Amendment No. 1 to Form 10-12G**
> **Filed December 2, 2014**
> **Form 10-Q for the Quarterly Period Ended September 30, 2014**
> **Filed November 14, 2014**
> **File No. 000-55291**

Dear Mr. Eldred:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Form 10-12G filed December 2, 2014

General

1. Please provide the Tandy representations in your next response letter.

Explanatory Note, page 2

2. We note your statement that this amendment "does not reflect events occurring after the date of filing of the original Form 10-12G, or modify or update any disclosures affected by subsequent events." Please revise to reflect required disclosure as of the date of your

next amendment and include revisions to the disclosure made in response to our comment letters.

Project "Black Marlin" – Current Status, page 13

3. We note your response to comment 2 in our letter dated November 7, 2014. Please disclose in the filing why you believe that the "Black Marlin" contract is immaterial and why your business is not substantially dependent on this contract. See Item 601(b)(10)(ii)(B) of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 22

Three Months Ended September 30, 2014 and 2013, page 24

4. We note your response to comment 6. Please describe in greater detail your proposed business relating to "aquatic research, survey, inspection and recovery projects, as well as maritime contract services and consulting." Also disclose the material terms of any current agreements for these services. If there are no current agreements, please disclose that information.

Item 7 - Certain Relationships and Related Transactions, and Director Independence, page 34

5. We note your response to comment 7 and we reissue the comment. Please provide the disclosure required pursuant to Item 404(c) and (d) of Regulation S-K for the period set forth in Instruction 1 to Item 404. For example, update the information as of the most recent practicable date and state the names of your promoters. Also, please reconcile your disclosure in this section with your disclosure regarding related party transactions in the financial statement footnotes, such as the advances made by your promoters in 2014.

Item 10. Recent sales of Unregistered Securities, page 38

6. We note your response to prior comment 10 that you did not issue the 3,450,000 shares disclosed here. Please revise to remove such disclosures as stated in your response.

Exhibits, page 65

7. We note your response to comment 12. Several of your exhibits, such as exhibits 3.2 and 21, are filed in an improper electronic format. Please revise to file all exhibits in an appropriate electronic format. Refer to Rule 102(a) of Regulation S-T and Section 2.1 of Volume II of the EDGAR Filer Manual.

Form 10-Q for the Quarterly Period Ended September 30, 2014

Item 4. Controls and Procedures, page 18

8. You concluded your disclosure controls and procedures were effective as of September 30, 2014. In forming this conclusion, please tell us how you considered the following: (a) the three material weaknesses you had as of December 31, 2013, (b) your internal control over financial reporting was not effective as of December 31, 2013, (c) your disclosure controls and procedures were not effective as of December 31, 2013, March 31, 2014 and June 30, 2014 and (d) you disclosed in each of your Forms 10-Q filed during 2014 that no material changes in your internal control over reporting had occurred. Please also tell us the factors you considered to support management's conclusion that your disclosure controls and procedures were effective as of September 30, 2014. Please revise your disclosures regarding changes in your internal control over financial reporting and corrections of material weaknesses, as appropriate. Otherwise, please amend your Form 10-Q for the period ended September 30, 2014 to disclose, if true, your disclosure controls and procedures were not effective as of September 30, 2014.

You may contact Raj Rajan at (202) 551-3388 or Rufus Decker at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Ronald E. Alper at (202) 551-3329 or Brigitte Lippmann at (202) 551-3713 with any other questions.

Sincerely,

/s/ Brigitte Lippmann (for)

John Reynolds
Assistant Director

cc: Gregory C. Yadley, Esq.
    Shumaker, Loop & Kendrick, LLP